Issuer Free Writing Prospectus

Filed Pursuant to Rule 433(f)

Registration No. 333-126087

June 1, 2007

KBS REAL ESTATE INVESTMENT TRUST, INC.

The interview of Peter M. Bren, President of KBS Real Estate Investment Trust, Inc. (“KBS REIT,” “we” or “us”), President of KBS REIT’s advisor, KBS Capital Advisors LLC, and Chairman of the Board and President of KBS Realty Advisors LLC, by Institutional Investor, Inc. reporter William Sprouse, the text of which is set forth below, was published in the Real Estate Finance and Investment newsweekly on May 21, 2007 and was made available to Real Estate Finance and Investment subscribers on the Institutional Investor Inc. website, www.iirealestate.com, on May 21, 2007. KBS REIT became aware of the publication of the interview on May 25, 2007.

Real Estate Finance and Investment is a publication of Institutional Investor Inc., a commercial financial news company. Institutional Investor, Inc. is wholly unaffiliated with KBS REIT, and none of KBS REIT, KBS Capital Advisors LLC, KBS Realty Advisors, nor any of their affiliates, has made any payment or given any consideration to Institutional Investor Inc. in connection with the interview below or any other matter published by Institutional Investor Inc. concerning KBS REIT or otherwise.

Corrections and Clarifications

The article published by Institutional Investor, Inc. was not reviewed by us prior to its publication, nor were we aware of the publication of the article prior to May 25, 2007.

We believe that the following information is appropriate to correct or clarify information included in the article:

1. The reference to KBS REIT in the introduction to the article as a “private REIT” is inaccurate. Though its common stock is not traded on a national securities exchange, KBS REIT’s common stock is publicly offered pursuant to a registration statement filed with the Securities and Exchange Commission (“SEC”), and KBS REIT is a public company with reporting obligations under the Securities Exchange Act of 1934.

2. We caution that undue emphasis should not be placed on the following forward-looking statement in the article: “KBS Realty Advisors… expects to have $2 billion of equity raised [for the REIT] by the end of the first quarter 2008.” Mr. Bren’s estimate materially exceeds KBS REIT’s current internal estimates; however, the rate at which we will raise capital is difficult to predict. KBS REIT’s offering will terminate on January 13, 2008, unless extended under rules promulgated by the SEC. Also, KBS Capital Markets Group LLC is the dealer manager for the offering. KBS Realty Advisors LLC is neither the advisor nor the dealer manager for KBS REIT. KBS Realty Advisors LLC is an investment adviser to other KBS-affiliated programs and investors.

3. We caution that the statement in the article that “we’re doing something in the neighborhood of $120 million a month” is incorrect. KBS REIT raised in excess of $100 million for the month of May 2007. Neither of these statements should be interpreted as a projection of expected future sales of our common stock.

4. We caution that undue emphasis should not be placed on the following statements in the article: “We’re averaging on the mezzanine debt side right now 11-12% current cash yield. So that allows us to buy buildings at five [percent cap rates]. We’re able to because when you meld the two together we’re above the seven percent yield.” and “If something does go wrong with the borrower down the road, we just step in immediately and take over the project.” The yields related to the assets listed above are the yields to KBS REIT on an individual asset basis and a portfolio basis, before taking general and administrative expenses of KBS REIT into account but after consideration of the fees we will pay our advisor and dealer manager. The yield received by KBS REIT on its portfolio of assets is greater than the yield received by stockholders on their investment as a result of the fees we pay to our advisor and dealer manager in connection with the offering, the selection and acquisition of our assets, the management of our assets and other services provided to us. See also Item 5 below, with respect to the payment of distributions to date. As with any forward-looking information, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks of an investment in the offering included in the prospectus as supplemented to date that we have filed with the SEC in connection with the offering.

5. With respect to Mr. Bren’s reference to “our 7% dividend” in the article, we have declared distributions based on daily record dates for each day during the period commencing July 18, 2006 through July 31, 2007. The distributions are calculated based on stockholders of record each day during these periods at a rate of $0.0019178 per share per day and equal a daily amount that, if paid each day for a 365-day period, would equal a 7.0% annualized rate based on a purchase price of $10.00 per share. In order that KBS REIT’s stockholders could begin earning cash dividends, KBS REIT’s external advisor, KBS Capital Advisors, agreed to advance funds to KBS REIT equal to the amount by which the cumulative amount of distributions declared by KBS REIT’s board of directors from January 1, 2006 through the period ending July 31, 2007 exceeds the amount of KBS REIT’s funds from operations (as defined by NAREIT) from January 1, 2006 through July 31, 2007. KBS REIT is only obligated to reimburse KBS Capital Advisors for these expenses if and to the extent that KBS REIT’s cumulative funds from operations for the period commencing January 1, 2006 through the date of any such reimbursement exceed the lesser of (i) the cumulative amount of any distributions declared and payable to KBS REIT’s stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for the stockholders for the period from July 18, 2006 through the date of such reimbursement. No interest will accrue on the advance being made by KBS Capital Advisors. Through May 2007, KBS Capital Advisors had advanced $1.6 million to us for cash distributions and expenses in excess of revenues, all of which is outstanding.

In addition, KBS Capital Advisors has deferred payment of its asset management fee, without interest, for the months of July 2006 through May 2007. As of March 31, 2007, asset management fees deferred by KBS Capital Advisors totaled approximately $0.9 million. Although pursuant to the advisory agreement, KBS Capital Advisors may demand payment of deferred asset management fees at any time, KBS Capital Advisors does not intend to request payment of deferred asset management fees until our cumulative funds from operations for the period commencing January 1, 2006 plus the amount of the advance from KBS Capital Advisors through the date of payment of the deferred asset management fees exceed the lesser of (i) the cumulative amount of any distributions declared and payable to our stockholders as of the date of such reimbursement or (ii) an amount that is equal to a 7.0% cumulative, non-compounded, annual return on invested capital for our stockholders for the period from July 18, 2006 through the date of such payment. In addition, KBS Capital Advisors intends to continue to defer payment of its asset management fee until such time as the cumulative amount of our funds from operations for the period commencing January 1, 2006, plus the amount of the advance from KBS Capital Advisors exceed the cumulative amount of distributions declared and currently payable to our stockholders.

6. We caution that undue emphasis should not be placed on the following statements in the article: “The standards have tightened up considerably but we’re very, very excited about this because it’s going to take this froth off the market and allow us to acquire buildings at a more reasonable cap rate, or at least it’s going to stabilize it here. [The market has] taken that extremely high leverage buyer out of the market.” Though these statements reflect Mr. Bren’s current views of movements in cap rates, we do not know how cap rates may change in future periods. As with any forward-looking information, these statements and any other forward-looking statements in the article are subject to risks and uncertainties that could cause the actual results to differ materially from those stated. Please read “Cautionary Note Regarding Forward-Looking Statements” and the risks of an investment in the offering included in the prospectus as supplemented to date that we have filed with the SEC in connection with the offering.

7. Investors should note that statements made by Mr. Bren with respect to the 245 Fifth Avenue Building in New York and the Movielab Building – 619 West 54th Street in New York relate to investments by made other KBS-affiliated programs or investors and not investments made by KBS REIT.

Text of Article

KBS’ BREN BUOYED BY MARKETS

KBS Realty Advisors is in the midst of fundraising for its private REIT and expects to have $2 billion of equity raised by the end of the first quarter 2008. Along with its value-add and opportunistic investment programs, this REIT will make KBS one of the most active buyers in coming years. REFI caught up with chairman Peter Bren last week to talk about the state of his company, the effects of pullback in the CMBS markets and some of his projects in Manhattan.

Real Estate Finance & Investment: How is fund-raising going with the REIT? Tell us a bit about your business model.

Peter Bren: We’re up over $360 million and we’re doing something in the neighborhood of $120 million a month.

The REIT is focused on core real estate. We have a component where we buy and originate mezzanine debt on real estate. And we’re very successful. We’re averaging on the mezzanine debt side right now 11-12% current cash yield.

So that allows us to buy buildings at five [percent cap rates]. We’re able to because when you meld the two together we’re above the seven percent yield.

Insurances companies look at a deal and they can’t go up to 80% loan-to-value. So we go along in tandem with them, and we take the piece between 65 and 80 as an example – that’s just a rough example – and that’s that high yielding piece. If something does go wrong with the borrower down the road, we just step in immediately and take over the project.

Now those two things combined: buying top end assets, which are obviously yielding below our 7% dividend – and the mezzanine, melding these two together puts us over the 7%. It’s very, very exiting to do this. It’s a whole new thing.

REFI: How is the recent pullback in the CMBS market going to affect you?

PB: There are bunch of us – 6 or 7 top end real estate companies bidding on a building that comes up for sale. And we [our bids] are all are kind of in the same area, because we all do similar due diligence we kind of have the similar history. And then out of nowhere somebody comes in and does one of these skyrocket bids, and it goes to them, and it blows it out of the water completely, because they’re up in the 90-95% range. They have very little equity in it, and they’re stepping up to make that kind of bid to end up with the building.

Well that’s really over right now. And really the rest of us in the business who are just good solid real estate companies are saying thank God that’s over. Because it’s insane. It’s really insane. But today all of the levels, the subordination levels, all of that has changed. Which is really good.

The standards have tightened up considerably but we’re very, very excited about this because it’s going to take this froth off the market and allow us to acquire buildings at a more reasonable cap rate, or at least it’s going to stabilize it here. [The market has] taken that extremely high leverage buyer out of the market.

REFI: Can you give us some insight into a few recent transactions?

PB: We just sold 245 Fifth Avenue in New York. That’s a building that was with one of our big state funds. That’s a building that we purchased with just our basic instinctive knowledge that the market in midtown was going to go South slowly, because it has nowhere else to go. And also that area, at the time, was primarily office-showroom. Big carpet companies would have a showroom, plus their New York office.

We bought the building at the end of 2000. We then slowly converted that to office from office-showroom. And as we did that then the market started pushing down. We sold that building for $190 million, and that’s a pretty good spread.

REFI: You recently bought the Movielab Building-619 West 54th Street, on the far West Side:

PB: We’ve been watching that area for a while. It’s a big building, really a quality building that will become a major location in the near future. The Rail Yards are going to go up for bid next week and that’s a huge deal.

The whole west side of New York City, midtown, is all in a complete redevelopment right now, and will continue over the next ten years to improve. So every thing’s pushing out that way. That is the next frontier.

REFI: Anything that scares you?

PB: The thing that was frightening to me was some of the bids that were being made – almost insane bids. I feel much more relaxed about that. For people like us who are real professional companies in this industry, that’s a real plus for all of us.

KBS Real Estate Investment Trust, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov . Alternatively, KBS Real Estate Investment Trust, Inc., the dealer manager or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 584-1381